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                                  EXHIBIT 21
                   SUBSIDIARIES OF VERSA TECHNOLOGIES, INC.
                                MARCH 31, 1996



Moxness Products, Inc.              Wisconsin             100%
      Moxness Thermoplastics, Inc.  Michigan              100%

Versa Medical Technologies, Inc.    Wisconsin             100%
      Mox-Med, Inc.                 Wisconsin             100%
Versa/Tek Export Company, Inc.      U.S. Virgin Islands   100%